FORM 6-K
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                       Securities and Exchange Commission
                             washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



For the month of                December                              2003
                                -----------------------------        -----------
Commission File Number          000-29898
                                -----------------------------        -----------

                           Research In Motion Limited
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                 (Translation of registrant's name into English)

                               295 Phillip Street,
                            Waterloo, Ontario, Canada
                                     N2L 3W8
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                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

     Form 20-F                    Form 40-F      X
              ----------------              ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):



         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                            No     X
                 ------------------            ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82----------------

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                                 DOCUMENT INDEX
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     Document                                                           Page No.
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        1.           News Release dated December 2, 2003                  4
                     ("PRE-PAID VOICE AND DATA SERVICES
                     AVAILABLE FOR BLACKBERRY IN ITALY - TIM
                     Introduces First Pre-Paid Option for
                     BlackBerry Email/Data/Phone Services")

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                                                                      Document 1

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[RIM logo omitted]
                                                                    News Release

                                                                December 2, 2003
FOR IMMEDIATE RELEASE

PRE-PAID VOICE AND DATA SERVICES AVAILABLE FOR BLACKBERRY IN ITALY

TIM Introduces First Pre-Paid Option for BlackBerry Email/Data/Phone Services

Waterloo ON - Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) and TIM (Telecom Italia Mobile) today announced that pre-paid voice and data services are now available for BlackBerry(R). Individual buyers can purchase pre-paid airtime for the first time in the world in Italy. The pre-paid option is an exciting development that makes the many benefits of the BlackBerry wireless solution accessible to a wide range of customers, especially holiday shoppers who want to purchase BlackBerry as a gift.

Pre-pay customers account for a large proportion of the global mobile market, with approximately 268 million pre-pay subscribers across Europe (Source:
EMC).

"TIM's introduction of BlackBerry with pre-paid airtime is a significant step in making BlackBerry even more accessible to individual buyers," said David Castell, Vice President, Retail Business Unit at Research In Motion. "Our BlackBerry handhelds are easy to use and the new service for individual buyers can support multiple existing email accounts without the need to deploy server software, making it ideal for professional consumers and smaller firms."

"We believe that a pre-paid option for BlackBerry's individual consumer offering is a compelling proposition for the Italian market. The pre-paid service is extremely popular in Italy and this model now enables us to offer the enhanced functionality and connectivity of BlackBerry to a significant segment of the Italian mobile market," said Fabrizio Gorietti, Vice President, Consumer Marketing at TIM.

TIM is launching pre-paid BlackBerry service for individuals with the BlackBerry 7230(TM) handheld.

The BlackBerry 7230 features a crisp, high-resolution color screen and is compact and lightweight with superior battery performance. The BlackBerry 7230 supports worldwide international roaming* on GSM/GPRS networks. Details of pricing and roaming services are available from TIM. The new BlackBerry handhelds and service are available from all `il Telefonino' stores and via TIM's web site.

Additional features of the BlackBerry 7230 include:

o A high-resolution color screen that supports over 65,000 colors while maintaining superior battery life.

o    Cradle-free wireless email synchronization.

o Integrated email attachment viewing that enables users to read important email attachments from their BlackBerry handheld (including:
     Microsoft(R)Word, Excel, PowerPoint, PDF, WordPerfect, ASCII).

o Support for international roaming (on 900/1800/1900 MHz GSM/GPRS networks) that enable mobile professionals to use one handheld while traveling with no need to change their phone number or email addresses.

                                     -more-

o    A push-based wireless architecture that delivers messages automatically.

o A wireless extension to existing email accounts with support for up to 10 corporate and personal email accounts from a single handheld (including: popular Internet Service Provider (ISP), Microsoft(R) Exchange, and/or IBM Lotus(R) Domino(TM) email accounts).

o An easy-to-use 'thumb-typing' keyboard and navigation trackwheel for sending and receiving email and SMS messages on the go.

o Backlit screen and keyboard for easy reading and typing during day or night.

o 16 MB flash memory plus 2 MB SRAM, rechargeable/removable lithium battery and Universal Serial Bus (USB) connectivity for quick battery charging.

o A pocket-sized, lightweight and ergonomic handheld design, with an embedded RIM wireless modem and internal high performance antenna.

* Check with carrier for GSM/GPRS roaming arrangements

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

About TIM

TIM (part of Telecom Italia Group) is the leading European operator in terms of the number of GSM lines on a single network and leader in the domestic market with 26.1 million lines as of September 30, 2003. The TIM Group with its associate companies in Europe, South America and in the Mediterranean basin has reached an overall number of 43.2 million lines. Further information on TIM can be found at www.tim.it.

                                      ###

Media Contacts:
For Europe
David Macdonald, Hotwire, +44 (0)20 7608 4627, david.macdonald@hotwirepr.com
                                               -----------------------------
Sian Gaskell, Hotwire,  +44 (0)20 7608 4637, sian.gaskell@hotwirepr.com
                                             --------------------------
Tilly Quanjer, RIM Europe,  +44 (0) 1784 223987, tquanjer@rim.net
                                                 ----------------
For North America, Asia-Pacific and Latin America
Andrew Tingley, Brodeur Worldwide for RIM, +001(212) 771-3645, atingley@brodeur.com
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Investor Contact:
RIM Investor Relations, +001(519) 888-7465, investor_relations@rim.net
                                            --------------------------
For TIM:
Telecom Italia Media Relations, TIM Press Office, Tel. +39 06 36882499/2610, gabriele.sciacca@telecomitalia
------------------------------

To download images of the BlackBerry 7230 handheld for Europe, plus other BlackBerry products, please visit
http://www.blackberry.com/uk/news/products/index.shtml.
------------------------------------------------------
                                     -more-

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

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                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                Research In Motion Limited
                                            ------------------------------------
                                                      (Registrant)

Date:     December 2, 2003             By:     /s/   Angelo Loberto
          -------------------------            ---------------------------------
                                                      (Signature)
                                                    Angelo Loberto
                                                    Vice President, Finance